SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 1, 2011

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:
Partner Communications announces the completion of preliminary tenders to classified investors in preparation for potential public debt offering in Israel and the Board of Directors' approval to take a long term bank loan

PARTNER COMMUNICATIONS ANNOUNCES THE
COMPLETION OF PRELIMINARY TENDERS TO
CLASSIFIED INVESTORS IN PREPARATION FOR
POTENTIAL PUBLIC DEBT OFFERING IN ISRAEL AND
THE BOARD OF DIRECTORS' APPROVAL TO TAKE A
LONG TERM BANK LOAN

ROSH HA'AYIN, Israel, May 1, 2011 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today, further to the Company's Press Release and Immediate Reports on Form 6-K dated April 14, 2011, that three preliminary tenders to classified investors were held on May 1, 2011, for the purpose of receiving preliminary commitments from classified investors in preparation of a possible public offering of the Company's Series C, D & E Notes in Israel (the "Notes"), through an expansion of the Company's  Series of such Notes, which are currently outstanding and registered for trading on Tel Aviv Stock Exchange Ltd. ("TASE"). The Company intends to carry out the public offering in the coming days, subject to the publication of a shelf offering report, pursuant to the Company's Shelf Prospectus dated September 3, 2009, as amended on May 23, 2010 and on September 20, 2010.

Within the scope of the preliminary tenders, the inclusive volume of purchase requests from classified investors for units of the Notes totaled in an inclusive volume of approximately NIS 1 billion, par value of the Notes, of which the Company accepted purchase requests at the inclusive volume of approximately NIS 506 million, par value of the Notes. The company expects to publish a shelf offering report which shall specify, inter alia, the volume of the planned debt raising for each of the series of the Notes.

Following are details of the results of each of the tenders to classified investors according to the series of the offered Notes:

1.	Fixed annual interest index linked Series C Notes

Within the scope of the tender, units of Series C Notes were offered ("Series C Units"), each unit comprised of NIS 1,000 par value of Series C Notes bearing an annual fixed interest rate of 3.35% linked to the Israeli Consumer Price Index, with a minimum price per unit of NIS 1,040. Eventually the Company decided not to accept preliminary commitments of classified investors for the purchase of Series C Units and not to expand this Series.

2.	Variable annual interest shekel Series D Notes

Within the scope of the tender, units of Series D Notes were offered ("Series D Units"), each unit comprised of NIS 1,000 par value of Series D Notes bearing a variable annual interest rate based on the annual interest of short term debt issued by the State of Israel ('Makam') plus a fixed annual margin of 1.20%, with a minimum price per unit of NIS 985. The unit price that was determined in the tender is NIS 988, reflecting a nominal yield of 4.86%. The Company accepted preliminary commitments of classified investors for the purchase of 104,330 Series D Units, representing approximately 65% of the total volume of Series D Units purchase requests from the classified investors.

3.	Fixed annual shekel Series E Notes

Within the scope of the tender, units of Series E Notes were offered ("Series E Units"), each unit comprised of NIS 1,000 par value of Series E Notes bearing an annual fixed interest rate of 5.50%, with a minimum price per unit of NIS 995. The unit price that was determined in the tender is NIS 996, reflecting a nominal yield of 6.15%. The Company accepted preliminary commitments of classified investors for the purchase of 402,043 Series E Units, representing approximately 94% of the total volume of Series E Units purchase requests from the classified investors.

To the extent that the public offer shall be performed, the terms of the Series D Notes and Series E Notes to be issued (if issued) within the scope of the expansion of the aforementioned Series of Notes, would be identical to the terms of the currently outstanding Series D Notes and Series E Notes, respectively.

It should be noted that the final price of the units of the Notes shall be determined within the scope of the public offering of the Notes, to the extent such offering would be made pursuant to a shelf offering report, by way of a uniform public offering, through two public unit-price tenders. It should be emphasized that, the different public tenders for the different series of the Notes, shall be separated and are not interdependent, therefore the Company may cancel any of the tenders, without canceling the other, at its sole discretion. The volume of the public offering of the Notes and all other conditions of the Notes shall be specified in the shelf offering report, to the extent it is published.

The execution of the public offer of the Notes, the registration for trading of the Notes and the publication of the shelf offering report according to which the offer is to be executed, are subject to the receipt of the approval of the TASE and the approval by the Company's Board of Directors, and are dependent on market conditions. Therefore, there is no certainty that the public offering shall be carried out, and there is no certainty in relation to the volume of the offering, the date and the conditions thereof.

Any public offering of the Notes, if carried out, shall be carried out only in Israel. The Notes, if offered, will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States and/or to U.S. Persons (as defined in Regulation "S" promulgated under the Securities Act) without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In addition, the Company's Board of the Directors has approved the entering into a loan agreement with a leading Israeli bank, to be executed in the next few days, according to the following main terms:

(a)	Principal Amount - The Loan Agreement is in the principal amount of NIS 400 Million (the "Loan").

(b)	Nature of the Loan - NIS dominated loan, with a variable interest not linked to the Consumer Price Index (CPI).

(c)	Final Maturity Date - May 2019.

(d)
Principal Repayment - The principal amount of the Loan is payable in four installments commencing on the loan agreement's first anniversary (24 million), and on the loan agreement's anniversary of each of the years 2014 (112 million), 2015 (112 million) and 2019 (152 million).

(e)
Interest - a variable interest equals to the 'prime' rate (currently equals to 4.5%) minus 0.025%. Interest payments shall be paid at the end of every quarter, commencing from the Loan Agreement's date of signature and until the final maturity date.

(f)	Collaterals - the Loan is not secured by any kind of collaterals.

(g)	Covenants - the main covenants set under the Loan agreement are as follows:

(1)	The Company is required to comply with the following financial ratios: (i) Total Debt to EBTIDA less Capital Expenditure shall not exceed 6.5; and (ii) Total Debt to EBTIDA shall not exceed 4.

(2)
A negative pledge covenant which restricts the Company from creating any kind of security interest, except for certain securities such as securities interest arising by law or arising in the ordinary course of business.

(3)	Restriction to enter into a merger transaction which would result in the Company not becoming the surviving entity.

(h)	Event of Defaults - The Loan agreement contains customary events of default which allow the Bank to accelerate the Loan and demand immediate repayment upon the occurrence of such events.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2010 Annual Report (20-F) filed with the SEC on March 21, 2011. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.

012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011. For further details see the press release dated March 3, 2011.

Contact:

Mr. Emanuel Avner
Chief Financial Officer
Tel:      +972-54-7814951
Fax:      +972-54-7815961
E-mail: emanuel.avner@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: May 1, 2011